UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-39327
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SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)
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Park Place
55 Par-la-Ville Road
Hamilton HM 11 Bermuda
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program
Hamilton, Bermuda, July 29, 2024 - Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program June 26, 2024 to repurchase up to $200 million of the Company’s common shares in open market transactions on the OSE and NYSE through September 25, 2024 until no later than September 30, 2025 pursuant to an agreement with DNB Markets (“DNB”).
For the period from and including July 22, 2024, through July 26, 2024, the Company purchased a total of 158,387 shares at an average price of $54.77 per share. The transactions effected through the agreement with DNB comprise all the transactions effected by or on behalf of the Company during the period.
Transaction overview

Date	Trading Venue	Volume	Weighted Average Share Price (USD)	Total Daily Transaction Value (USD)
22 JUL 2024	OSE	650	52.14	33,891
22 JUL 2024	NYSE	24,000	53.81	1,291,493
23 JUL 2024	OSE	650	53.42	34,722
23 JUL 2024	NYSE	17,000	54.44	925,497
24 JUL 2024	OSE	450	54.26	24,418
24 JUL 2024	NYSE	23,567	54.06	1,274,034
25 JUL 2024	OSE	650	53.53	34,797
25 JUL 2024	NYSE	16,000	54.97	879,582
26 JUL 2024	OSE	420	55.79	23,431
26 JUL 2024	NYSE	75,000	55.38	4,153,672
Period total	OSE	2,820	53.64	151,259
	NYSE	155,567	54.79	8,524,279
	Total	158,387	54.77	8,675,538
Previously disclosed totals (accumulated)	OSE	12,850	51.71	664,418
	NYSE	752,118	52.18	39,247,627
	Total	764,968	52.17	39,912,045
Program total	OSE	15,670	52.05	815,677
	NYSE	907,685	52.63	47,771,906
	Total	923,355	52.62	48,587,583
The issuer’s holding of repurchased shares: 923,355
Following the completion of the above transactions, the Company has repurchased a total of 923,355 of its own shares, corresponding to 1.34% of the Company’s total issued share count.
Appendix:
An overview of all transactions made under the Company’s repurchase program and its agreement with DNB that have been carried out during the above-mentioned period is attached to this report and available at www.newsweb.no.
About Seadrill
Seadrill is setting the standard in deepwater oil and gas drilling. With its modern fleet, experienced crews, and advanced technologies, Seadrill safely, efficiently, and responsibly unlocks oil and gas resources for national, integrated, and independent oil companies. For further information, visit www.seadrill.com.
Contact
Lydia Brantley Mabry
Director of Investor Relations
ir@seadrill.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: July 29, 2024
	By:	/s/ Grant Creed Name: Grant Creed Title: Chief Financial Officer

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.